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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
[LOGO] KINROSS                                                 Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


          KINROSS ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS TO APPROVE
              CONSOLIDATION / DECONSOLIDATION OF ITS COMMON SHARES


OCTOBER 8, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") will hold a special meeting of its shareholders to approve an amendment to its articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis and the immediate deconsolidation (split) of such shares on a 1:100 basis. If approved, the consolidation is scheduled to take place on Sunday, November 28, 2004 and the deconsolidation will follow on Monday, November 29, 2004 at 12:01 am. As a result, shareholders holding less than 100 pre-consolidation shares will receive a cash payment equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004. Shareholders holding 100 or more pre-consolidation shares will not be affected by the consolidation / deconsolidation other than to be asked to tender their old share certificates for a new share certificate bearing the new CUSIP number.

The Company decided to undertake this program to reduce the large number of shareholders who hold less than 100 shares, representing approximately 41% of the total registered and beneficial holders or 0.52% of the total outstanding common shares, which mainly resulted from previous business combinations. The effect of this proposal is to provide these shareholders with cash representing the value of their holdings without cost or commission and to eliminate the high costs being incurred by the Company to maintain these shareholdings.

The meeting will take place on Friday, November 26, 2004 at 10:00 am and will be held at the Design Exchange, 234 Bay Street, Toronto, ON in the Patty Watt Room. Shareholders will receive information by mail in the coming weeks outlining the details of the consolidation / deconsolidation and any necessary steps that they may be required to take.


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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
VICE PRESIDENT                              MANAGER
INVESTOR RELATIONS                          INVESTOR RELATIONS
Tel.  (416) 365-7254                        Tel. (416) 365-1362